EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated March 12, 2008 (which reports express an unqualified opinion and include an explanatory paragraph relating to the application of Financial Accounting Standards Board Interpretation No. 48, in 2007, the application of FASB No. 123(R) in 2006 and FASB No. 158 in 2007 and 2006) accompanying the consolidated financial statements and schedule and on the effectiveness of internal control over financial reporting included in the 2007 Annual Report of Journal Register Company on Form 10-K for the year ended December 30, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statement on Form S-8 (File No. 333-27555).

Grant Thornton LLP

Philadelphia, Pennsylvania
March 12, 2008